Issuer Free Writing Prospectus

Dated July 6, 2016

Filed Pursuant to Rule 433

Registration Statement No. 333-199956

CBS CORPORATION

CBS OPERATIONS INC.

FINAL TERM SHEET

Issuer:	CBS Corporation

Guarantor:	CBS Operations Inc.

Securities Offered:	2.90% Senior Notes due 2027

Size:	$700,000,000

Maturity:	January 15, 2027

Coupon:	2.90%

Yield to Maturity:	3.085%

Spread to Benchmark Treasury:	T+170 bps

Benchmark Treasury:	UST 1.625% due May 15, 2026

Benchmark Treasury Price and Yield:	102-06+; 1.385%

Price to Public:	98.350% of face amount

Price to CBS:	97.900% of face amount

Net Proceeds (Before Expenses) to CBS:	$685,300,000

Interest Payment Dates:	Semi-annually on January 15 and July 15 commencing January 15, 2017

Regular Record Dates:	January 1 and July 1

Redemption Provisions:

Make-Whole Call:	Greater of 100% or T+30 bps (at any time prior to October 15, 2026)

Par Call:	At any time on or after October 15, 2026

Change of Control:

Upon the occurrence of a Change of Control Repurchase Event,

we will be required to make an offer to purchase the senior notes at a price equal to 101% of their principal amount plus

accrued and unpaid interest to the date of repurchase

Trade Date:	July 6, 2016

Settlement Date:	July 11, 2016 (T+3)

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000

CUSIP:	124857 AR4

Ratings:*	Moody’s Investors Service: Baa2 Standard & Poor’s Ratings Services: BBB Fitch Ratings: BBB

Trustee:	Deutsche Bank Trust Company Americas

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Drexel Hamilton, LLC

Lebenthal & Co., LLC

Loop Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (ii) J.P. Morgan Securities LLC collect at 1-212-834-4533, (iii) Mizuho Securities USA Inc. toll-free at 1-866-271-7403 and (iv) RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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